# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Black Titan Corp, CIK 0002034400
CUSIP: G1156E102
Title of class of securities: Ordinary Shares, par value $0.001
Address of issuer's principal executive offices: Level 8, Unit 8-02, The Bousteador, 10, Jalan PJU 7/6, Mutiara Damansara, 47800 PJ, Selangor, Malaysia (N8), 47800
Date of event which requires filing of this statement: 10/01/2025
Filed by CIK 0002057221
Persons authorized to receive notices and communications: Danny Vincent Dass, 21, Lengkok Lumba Kuda, Race Course Garden, 11400 Ayer Itam, Pulau Pinang, Malaysia (N8), 11400, 60124880388

## Reporting persons
- Danny Vincent Dass (CIK 0002057221): type of reporting person: individual (IN); citizenship or place of organization: Malaysia (N8); source of funds: personal funds (PF); sole voting power 2,344,100; shared voting power 0; sole dispositive power 2,344,100; shared dispositive power 0; aggregate amount beneficially owned 2,344,100 (32.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.001
Name of issuer: Black Titan Corp
Address of issuer's principal executive offices: Level 8, Unit 8-02, The Bousteador, 10, Jalan PJU 7/6, Mutiara Damansara, 47800 PJ, Selangor, Malaysia (N8), 47800

## Item 2. Identity and Background
Name of person filing: Danny Vincent Dass
Residence or business address: 21, Lengkok Lumba Kuda, Race Course Garden,11400 Ayer Itam, Pulau Pinang, Malaysia
Present principal occupation or employment: Chief Operating Officer, Studio Maze Sdn. Bhd, 10, Jalan Clove Hall, 10050 Georgetown, Penang, Malaysia
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: Malaysia

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On October 1, 2025, pursuant to a Merger and Contribution and Share Exchange Agreement, dated as of August 19, 2024 (the "Merger Agreement"), by and among the Issuer, Titan Pharmaceuticals, Inc., a Delaware Corporation (the "TTNP"), TTNP Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Issuer ("Merger Sub"), and TalenTec Sdn. Bhd., f/k/e KE Sdn. Bhd., a Malaysia private limited company ("TalenTec"), Merger Sub merged with and into TTNP, with TTNP being the surviving corporation (the "TTNP Merger") and a direct wholly owned subsidiary of the Issuer; each outstanding share of TTNP Common Stock, automatically was converted into one Ordinary Share; and each outstanding share of TTNP Series AA Convertible Preferred Stock automatically was converted into 1.07296 Ordinary Shares. In addition, immediately following effectiveness of the TTNP Merger, pursuant to a Share Exchange Agreement, dated July 25, 2025, among the Issuer, TalenTec, Mr. Dass, and the other TalenTec shareholders, Mr. Dass and each other TalenTec shareholder contributed and exchanged each TalenTec share that he owned for 8.524 PubCo Ordinary Shares. Mr. Dass accordingly received 2,344,100 Ordinary Shares for his 275,000 TalenTec shares, which he purchased from Seow Gim Shen, in a private transaction effected December 23, 2024.

## Item 4. Purpose of Transaction
Purpose of transaction: Mr. Dass acquired the Ordinary Shares for investment. Mr. Dass has no plans or proposals that would result in any of the events or circumstances referred to in clauses (a) through (j) of Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number of Ordinary Shares that Mr. Dass owns is 2,344,100, being 32.5% of the outstanding shares of the class.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Dass has sole power to vote and to dispose of the Ordinary Shares referred to in paragraph Item 5(a).
Transactions in the class effected during the past sixty days: The information set forth in Item 3 is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: https://www.sec.gov/Archives/edgar/data/2034400/000164117225013128/formf-4.htm#anna_001

## Signatures
- Danny Vincent Dass: /s/ Danny Vincent Dass, Danny Vincent Dass (10/07/2025)